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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K  [_] Form 20-F  [X] Form 11-K
              [_] Form 10-Q  [_] Form N-SAR

              For Period Ended:       March 31, 1995
                               ------------------------------------
              [_]  Transition Report on Form 10-K
              [_]  Transition Report on Form 20-F
              [_]  Transition Report on Form 11-K
              [_]  Transition Report on Form 10-Q
              [_]  Transition Report on Form N-SAR

              For the Transition Period Ended:
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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

200 East Randolph Drive
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City, State and Zip Code

Chicago, Illinois 60601
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] |       will be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

     Effective January 1, 1995, the FMC Employees' Thrift and Stock Purchase Plan (the "Plan"), together with the United Defense Limited Partnership Salaried Employees' Plan and the United Defense Limited Partnership York Plan, became participants in a newly organized Master Trust. At the conclusion of the annual audit of the Plan and immediately prior to the September 27, 1995 filing deadline for the Plan's 1995 Form 11-K, FMC management and FMC's independent auditors, KPMG Peat Marwick LLP, jointly determined that a material presentation and disclosure issue existed as a result of the new Master Trust arrangement. FMC management has found it necessary to perform significant additional research and calculations which require the assistance of outside parties, including the trustee of the Plan. This development has precluded FMC from filing the financial statements included in the Form 11-K in the proper format and KPMG Peat Marwick LLP from rendering a timely opinion relating thereto. The foregoing reasons for the late filing of the Plan's Form 11-K could not be eliminated without unreasonable effort or expense. The Plan will file its 1995 Form 11-K no later than the fifteenth calendar day following the prescribed due date of September 27, 1995. Please see the statement of KPMG Peat Marwick LLP attached hereto as Exhibit A pursuant to Rule 12b-25(c).

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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Robert L. Day                         312              861-5923
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                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If answer is no, identify report(s).                        [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                 FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  September 28, 1995                By  W. J. Kirby, Plan Administrator
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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
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                             GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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                                   EXHIBIT A

KPMG Peat Marwick LLP



FMC Corporation                                             September 27, 1995
Chicago, Illinois

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by FMC Corporation on or about September 28, 1995, which contains notification of the registrant's inability to file its Form 11-K by September 27, 1995. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements of the FMC Employees' Thrift and Stock Purchase Plan for the year ended March 31, 1995, to be included in Form 11-K.

                                       Very truly yours,


                                       KPMG Peat Marwick LLP